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                              November 16, 2023

       Wai Lau
       Chief Executive Officer
       Intelligent Group Ltd
       Unit 2803, Level 28, Admiralty Centre
       Tower 1, 18 Harcourt Road
       Admiralty, Hong Kong

                                                        Re: Intelligent Group
Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed November 13,
2023
                                                            File No. 333-272136

       Dear Wai Lau:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed November 13, 2023

       General

   1. We note your response to comment 2, as well as well as your revised disclosure, and we reissue the comment
in-part, as your disclosure on the Resale Prospectus cover page continues to suggest
that you intend to permit the selling shareholders to sell prior to the successful listing of
your Ordinary Shares on Nasdaq. Please revise or explain how this is permissible given that
Nasdaq listing is a condition to both your initial public and resale offerings. In this
regard, we note your disclosure that    [a]ny shares sold by the Selling
                                                        Shareholders until our
Ordinary Shares are listed or quoted on an established public trading market will
take place at $[*], which is the assumed public offering price of the
                                                        Ordinary Shares we are
selling . . . .    However, you also disclose that    [n]o sales of the
                                                        shares covered by this
prospectus shall occur until after completion of our initial public
 Wai Lau
Intelligent Group Ltd
November 16, 2023
Page 2
      offering.    Please revise to ensure your disclosure is consistent
regarding (i) the price of
      the shares being sold pursuant to the Resale Prospectus, as you continue to indicate that shares may occur at the assumed public offering price in addition to
being sold    at
      prevailing market prices or in privately negotiated prices    and (ii)
whether the resale
      offering is conditioned upon the listing of your Ordinary Shares on Nasdaq. As a further example only, we refer to footnote (2) on page Alt-12 and paragraph 4 of the Public
      Offering Prospectus cover page which clearly addresses the initial public offering's
      Nasdaq contingency.
       Please contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameWai Lau
                                                            Division of
Corporation Finance
Comapany NameIntelligent Group Ltd
                                                            Office of Trade &
Services
November 16, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName